Exhibit 11

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

The following computations set forth the calculation of basic and diluted net income per common share and common shares equivalents for the three-month periods ended March 31, 2005 and 2004:

	Three Months Ended March 31,
	2005	2004
Net income	$21,570,344	$25,476,887

Weighted average number of common shares outstanding	80,165,952	80,097,071

Net income per common share - Basic	$0.27	$0.32

	Three Months Ended March 31,
	2005	2004
Net income	$21,570,344	$25,476,887

Weighted average number of common shares outstanding	80,165,952	80,097,071

Common share equivalents resulting from:
Dilutive stock options	515,006	555,130

Adjusted weighted average number of common and common equilvant shares outstanding	80,680,958	80,652,201

Net income per common share - Diluted	$0.27	$0.32